Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Principal Office: Av. Leandro N. Alem 1067 — Buenos Aires

Financial Statements
Financial Statements as of September 30, 2002
      Balance Sheet
      Statement of Income
      Statement of Changes in Shareholders’ Equity
      Statement of Cash Flows
      Notes
      Exhibits
Report on Limited Review

Free translation from the original prepared in Spanish for publication in Argentina

SIDERCA

Sociedad Anónima Industrial y Comercial

Office: L.N.Alem 1067 — Buenos Aires

Main activity of the Company:     Manufacture, processing, transformation and trading of steel and iron and goods in process and finished goods made
                                                           from steel and iron.

Dates of registration at The Public Registry Of Commerce
(Superintendence of Corporations): June 3, 1948.

Duration of Company: June 3, 2047.

Information related to Subsidiaries in Exhibit C to Stand Alone Financial Statements

Name of parent company: Sidertubes S.A. (1)

Percentage of participation in capital held by parent company: 51.96% (1)

Percentage of votes held by parent company: 51.96% (1)

Financial Statements for the fiscal year N° 55
commenced January 1st, 2002.

At September 30, 2002

CAPITAL STOCK
Shares of par value $1

Type of shares	Authorized for public offering	Subscribed and paid-in
	$	$

Common stock - 1 vote	1,000,000,000	1,000,000,000

(1) See Note 9 to the separate Financial Statements

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial

Office: Av. Leandro N. Alem 1067 — Buenos Aires

Consolidated Financial Statements
for the nine-month period ended September 30, 2002(1)

Contents

Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements

(1)	As mentioned in Note 1., the consolidated financial statements should be read together with the complementary information to the separate financial statements of Siderca S.A.I.C.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Consolidated Balance Sheet
as of September 30, 2002
(Expressed in Argentine pesos)

================================================================================
                                                 9.30.02           9.30.01
                                            ------------------------------------
ASSETS
CURRENT ASSETS

Cash and banks                                  201,302,641        110,883,389
Short-term investments (Note 5.1)               386,573,233        235,297,541
Trade receivables (Note 5.2.)                 1,037,073,285        641,235,081
Other receivables (Note 5.3.)                   162,475,076        138,737,757
Inventories (Note 5.4.)                         972,597,744        586,570,981
                                            ------------------------------------
Total Current Assets                          2,760,021,979      1,712,724,749
                                            ------------------------------------

Trade receivables                                11,254,656                  -

Other receivables (Note 5.5.)                    61,909,295         76,577,187

Long-term investments (Note 5.6.)             2,649,201,829      1,394,689,479
Property, plant and equipment (Note 5.7.)     1,718,878,217      1,716,090,445
Intangible assets (Note 5.8.)                    41,500,230         33,052,840
                                            ------------------------------------
Total Non-Current Assets                      4,482,744,227      3,220,409,951
                                            ------------------------------------

Total                                         7,242,766,206      4,933,134,700
================================================================================

================================================================================
                                                    9.30.02         9.30.01
                                                --------------------------------
LIABILITIES
CURRENT LIABILITIES

Accounts payable (Note 5.9.)                        751,053,050    405,758,254
Short-term financial debt (Note 5.10.)              710,144,998    557,070,528
Taxes, payroll and social security payable
  (Note 5.11.)                                      381,814,807     99,607,363
Other Debt (Note 5.12.)                              98,829,107    105,713,605
                                                --------------------------------
Total Current Liabilities                         1,941,841,962  1,168,149,750
                                                --------------------------------

NON-CURRENT
LIABILITIES
Accounts payable                                     35,514,150     25,476,502
Long-term financial debt                            250,425,287     76,472,914
Taxes, payroll and social security payable           21,769,494     18,384,185
Other debt                                           16,413,222     11,753,712
Allowance for lawsuits and contingencies
  (Note 6.4.)                                        67,865,120     60,040,156
Other liabilities                                    23,422,162     11,400,559
                                                --------------------------------

Total Non-Current Liabilities                       415,409,435    203,528,028
                                                --------------------------------
Subtotal                                          2,357,251,397  1,371,677,778
                                                --------------------------------

MINORITY INTEREST IN
CONSOLIDATED SUBSIDIARIES                           398,856,614    251,694,620

SHAREHOLDERS’ EQUITY                              4,486,658,195  3,309,762,302

                                                --------------------------------
Total                                             7,242,766,206  4,933,134,700
================================================================================
The accompanying notes 1 to 8 are an integral part of these statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Consolidated Statement of Income
for the nine month period ended September 30, 2002
(Expressed in Argentine pesos)

	9.30.02	9.30.01

Net sales	3,931,368,145	2,231,468,048
Cost of sales	(2,324,904,564)	(1,596,382,326)

Gross profit	1,606,463,581	725,085,722
Selling expenses (Note 7)	(306,672,682)	(177,163,156)
Administrative expenses (Note 7)	(204,605,453)	(184,156,780)

Total operating income for the period	1,095,185,446	363,765,786
Financial income (expenses) and holding gains (losses) (Note 7)	(47,890,526)	(96,593,856)
Other income and expenses, net (Note 7)	(34,125,978)	(13,806,659)
Earnings (losses) related to investee companies (Note 8.2.)
Equity in earnings of investee companies	177,037,327	89,552,168
Other results from investments	15,407,759	11,400,557
Effect of translation into pesos of financial statements in foreign currency
net of the effect of gain (loss) on exposure to inflation	707,979,497	--
Income tax	(294,199,369)	(96,047,546)

Income before minority interest	1,619,394,156	258,270,450
Minority interest in (losses) earnings of consolidated subsidiaries
	(106,087,725)	15,652,827

Net income for the period	1,513,306,431	273,923,277

The accompanying notes 1 to 8 are an integral part of these statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Consolidated Statement of Cash Flows
for the nine month period ended September 30, 2002
(Expressed in Argentine pesos)

	9.30.02	9.30.01
CHANGES IN CASH FLOWS
Cash at the beginning of the period (1)	242,128,305	108,399,263
Increase in cash flows	345,747,569	237,781,667

Cash flows at the end of the period (1)	587,875,874	346,180,930

CASH PROVIDED BY OPERATIONS
Net income for the period	1,513,306,431	273,923,277
Adjustments to reconcile net income to net cash provided by operating activities:
Expenses which do not require cash flows
Depreciation of property, plant and equipment, net of amortization of
capital surplus on technical appraisal	150,303,898	144,390,633
Amortization of intangible assets	3,816,615	5,160,214
Depreciation of investment in property	185,047	185,047
Amortization of negative goodwill	(15,407,759)	(11,400,557)
Equity in earnings of investee companies	(177,037,327)	(89,552,168)
Effect of translation into pesos of financial statements in foreign
currency net of the effect of gain (loss) on exposure to inflation	(707,979,497)	--
Minority interest in earnings (losses) of consolidated subsidiaries	106,087,725	(15,652,827)
Allowance for doubtful accounts	43,407,986	7,670,200
Allowance for lawsuits and contingencies	7,643,273	19,768,083
Allowance for obsolescence	91,891,877	10,525,639

Sub-total cash provided by operations	1,016,218,269	345,017,541

Other operating changes
Distribution resolved by Shareholdes’ Meeting	(14,381,250)	(2,433,750)
Net decrease (increase) in assets
Trade receivables	(323,009,346)	100,746,486
Inventories	(295,518,032)	(98,626,376)
Other receivables and other investments	(38,107,355)	(62,831)
Trust funds	(190,998,571)	--
Receivables from subsidiary and investee companies	(42,833,160)	79,251,372
Net increase (decrease) in liabilities
Accounts payable and accrued liabilities	57,270,987	18,140,699
Taxes, payroll and social security payable	291,442,420	36,649,720
Other debts	(67,100,996)	48,628,294
Debt owed to investee companies	53,683,620	(22,686,541)
Interest accrued	(7,660,653)	4,149,511
Allowance for lawsuits and contingencies	(8,503,059)	(12,683,805)
Effect of translation of consolidated subsidiaries	18,783,129	--
Cash dividends collected from related companies	46,346,413	27,395,677

Sub-total other operating changes	(520,585,853)	178,468,456

Total cash provided by operating activities - Carried forward	495,632,416	523,485,997

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Consolidated Statement of Cash Flows
(Expressed in Argentine pesos)

	9.30.02	9.30.01
CASH PROVIDED BY OPERATIONS (Contd.)
Brought forward	495,632,416	523,485,997

CASH USED IN INVESTMENT ACTIVITIES
Net increase in property, plant and equipment	(87,877,257)	(57,797,803)
Net increase in intangible assets	(8,233,064)	(23,378,653)
Net increase in investments in other companies	--	(6,245,111)

Cash used in investment activities	(96,110,321)	(87,421,567)

Cash (USED IN) Provided by Financing Activities
Dividends paid by Siderca S.A.I.C	(185,024,343)	(110,625,000)
Dividends paid by consolidated companies to minority
shareholders	(33,872,932)	(9,617,370)
Increase in financial debt	600,914,766	493,464,816
Decrease in financial debt	(435,792,017)	(571,505,209)

Cash used in financing activities	(53,774,526)	(198,282,763)

Increase in cash flows	345,747,569	237,781,667

(1) Cash and banks plus current investments.

The accompanying notes 1 to 8 are an integral part of these statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Notes to the Consolidated Financial Statements
as of September 30, 2002
(Expressed in Argentine pesos)

NOTE 1 —- BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with the valuation criteria discussed in Notes 1 and 2 of the separate financial statements of the parent company and should be read together with the notes to those financial statements.

NOTE 2 — CONSOLIDATED COMPANIES

Companies included in the consolidated financial statements and the respective percentages on capital stock and votes are as follows:

	9.30.02 Participation in		9.30.02 Participation in
Company	Capital stock	Votes	Capital stock	Votes

Metalmecanica S.A	73.00%	73.00%	73.00%	73.00%
Scrapservice S.A	74.83%	74.83%	74.83%	74.83%
Siat S.A. (1)	70.00%	70.00%	70.00%	70.00%
Siderca International A.p.S. (2)	100.00%	100.00%	100.00%	100.00%
Techint Investments Netherlands B.V	100.00%	100.00%	100.00%	100.00%
Sidtam Limited L.L.C	51.00%	51.00%	51.00%	51.00%
Confab Industrial S.A. and subsidiaries	38.99%	99.22%	38.99%	99.22%
Texas Pipe Threaders Co.	100.00%	100.00%	100.00%	100.00%
NKKTUBES K.K	51.00%	51.00%	51.00%	51.00%
Algoma Tubes Inc.	80.00%	80.00%	80.00%	80.00%

(1)	Confab Industrial S.A. holds the remaining 30% of the corporate capital and voting rights of Siat S.A.
(2)	On January 31, 2002 Siderca International A.p.S. and Siderca Denmark A.p.S. were merged.

As from the irregular fiscal year ended December 31, 2001 the consolidated financial statements have been prepared taking as a basis the respective financial statements of the subsidiaries with the same closing date as that of Siderca S.A.I.C.. Up until the fiscal year ended March 31, 2001 the consolidated financial statements had been prepared on the basis of financial statements with a lag of three months.

For comparison purposes the pertinent retroactive adjustments have been made to the figures shown for the financial statements at September 30, 2001.

To unify valuation and disclosure criteria for the subsidiaries and related companies valued according to the equity method with the criteria adopted by Siderca S.A.I.C., the pertinent consolidation adjustments have been made.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Notes to the Consolidated Financial Statements (Contd.)

NOTE 3 — ACQUISITION OF SHARES IN TUBOS DE ACERO DE MEXICO S.A.

During fiscal year ended December 31, 2001 Siderca International A.p.S. acquired 1,752,400 shares in Tubos de Acero de México S.A.

The difference between the equity value at the acquisition date and the cost of the investment has been recorded as a negative goodwill which will be amortized on a straight line basis over three years. The net book value of the negative goodwill as of September 30, 2002 amounted to $ 23,422,162 and has been disclosed under Other Liabilities. The amortization of goodwill during the period ended September 30, 2002 led to a decrease in its value of $ 7,807,38 8 , a gain that was allocated to the r esults for the period, under “Other results of investments”.

NOTE 4 — CONTINGENCIES

a) Tax contingency

On December 18, 2000 the AFIP-Dirección General Impositiva (Argentine tax authority) notified the Company of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under the terms of Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of $ 52,128,192 in tax and surcharges (amount restated as of September 30, 2002).

On the basis of information from the Company’s tax advisors, the Company believes that the ultimate resolution of the matter will not result in a material obligation.

b) Sundry contingencies

At September 30, 2002 and September 30, 2001 probable contingencies for the companies included in the consolidation were as follows:

	9.30.02 $	9.30.01 $
Third party assets held by the Company	3,890,755	8,540,471

Documents discounted	—	2,677,342

Guarantees granted to third parties	—	11,062,500

Free translation from the original prepared in Spanish for publication in Argentina 7 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 – CONSOLIDATED BALANCE SHEET COMPOSITION

ASSETS	9.30.02	9.30.01
CURRENT ASSETS
5.1. SHORT-TERM INVESTMENTS
Time deposits	344,631,435	136,310,041
Time deposits - Related parties	41,941,798	98,857,237
Investments in other companies	--	130,263

	386,573,233	235,297,541

5.2. TRADE RECEIVABLES
Current accounts	467,518,158	323,467,369
Notes receivable	126,617,534	62,787,573
Reimbursements and draw-backs	42,999,467	18,904,616
Investee companies	96,381,654	48,047,701
Related parties	349,382,873	209,453,831
Allowances for doubtful accounts (see Note 6.1.a.)	(45,826,401)	(21,426,009)

	1,037,073,285	641,235,081

5.3. OTHER RECEIVABLES
Employee advances and loans	7,333,518	14,185,198
Prepaid taxes	39,340,967	34,552,816
V.A.T. tax credits	11,714,578	11,387,700
Investee companies	21,721,759	19,020,955
Related parties	28,384,213	3,454,865
Government entities	—	24,570,660
Miscellaneous	63,341,925	44,208,071
Allowances for doubtful accounts (see Note 6.1.b.)	(9,361,884)	(12,642,508)

	162,475,076	138,737,757

5.4. INVENTORIES
Finished products	380,675,168	316,998,800
Goods in process	196,719,831	97,480,358
Raw materials	233,340,369	98,280,201
Supplies	100,273,254	81,090,776
Goods in transit	32,773,040	16,971,209
Advances to suppliers	69,127,896	17,568,511
Allowances for inventory obsolescence (see Note 6.2.)	(40,311,814)	(41,818,874)

	972,597,744	586,570,981

Free translation from the original prepared in Spanish for publication in Argentina 8 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - CONSOLIDATED BALANCE SHEET COMPOSITION (Contd.)

ASSETS	9.30.02	9.30.01
NON-CURRENT ASSETS
5.5. OTHER RECEIVABLES
Government entities	43,252,296	22,014,375
Tax credits	3,729,037	17,591,010
Employee advances and loans	9,948,917	20,934,064
Investee companies	—	1,578,555
Miscellaneous	53,771,187	29,317,959
Allowances for doubtful accounts (see Note 6.1.c.)	(48,792,142)	(14,858,776)

	61,909,295	76,577,187

5.6. LONG-TERM INVESTMENTS
Deposits with insurance companies and other investments	14,803,915	30,024,025
Trust funds	419,855,960	—
Property and other investments	24,440,173	26,592,509
Investments in other companies (Note 8.1.)	2,190,101,781	1,338,072,945

	2,649,201,829	1,394,689,479

5.7. PROPERTY, PLANT AND EQUIPMENT
		9.30.02

	Original value	Accumulated depreciation	Net book value

Land, buildings and improvements	173,320,014	59,471,141	113,848,873
Plant and production equipment	6,357,520,033	4,935,492,956	1,422,027,077
Vehicles and furniture and fixtures	163,295,655	142,428,644	20,867,011
Work in progress	154,114,111	—	154,114,111
Machinery and equipment in transit	1,058,215	—	1,058,215
Spare parts and equipment	5,865,693	1,988,267	3,877,426
Advances to suppliers	3,085,504	—	3,085,504

	6,858,259,225	5,139,381,008	1,718,878,217

		9.30.01

	Original value	Accumulated depreciation	Net book value

Land, buildings and improvements	163,020,593	54,552,247	108,468,346
Plant and production equipment	6,201,070,669	4,711,785,597	1,489,285,072
Vehicles and furniture and fixtures	161,181,379	137,226,315	23,955,064
Work in progress	88,320,073	—	88,320,073
Machinery and equipment in transit	1,537,141	—	1,537,141
Spare parts and equipment	5,281,837	1,409,149	3,872,688
Advances to suppliers	652,061	—	652,061

	6,621,063,753	4,904,973,308	1,716,090,445

Depreciation expense amounted to $ 166,169,740 and $ 160,256,475 for the periods ended September 30, 2002 and September 30, 2001, respectively.

Free translation from the original prepared in Spanish for publication in Argentina 9 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 5 - CONSOLIDATED BALANCE SHEET COMPOSITION (Contd.)

ASSETS	9.30.02	9.30.01
NON-CURRENT ASSETS (Contd.)
5.8. INTANGIBLE ASSETS
Information systems projects	29,623,674	15,881,077
Licenses and patents	14,750,001	21,484,868
Accumulated amortization	(18,027,173)	(12,665,976)

	26,346,502	24,699,969
Information systems projects in progress	15,153,728	8,352,871

	41,500,230	33,052,840

LIABILITIES
CURRENT LIABILITIES
5.9. ACCOUNT PAYABLE
Trade payable	560,840,488	346,947,070
Investee companies	118,183,836	44,013,869
Related parties	72,028,726	14,797,315

	751,053,050	405,758,254

5.10. SHORT TERM FINANCIAL DEBT
Ordinary	127,088,232	156,768,347
Investee companies	—	13,288,802
Related parties	25,416,272	79,718,798
Notes payable	557,640,494	307,294,581

	710,144,998	557,070,528

5.11. TAXES, PAYROLL AND SOCIAL SECURITY PAYABLE
Payroll and social security	40,464,362	52,768,736
Taxes payable	341,350,445	46,838,627

	381,814,807	99,607,363

5.12. OTHER DEBT
Customers’ advances	60,384,322	62,042,874
Investee companies	1,150,058	—
Miscellaneous	37,294,727	43,670,731

	98,829,107	105,713,605

Free translation from the original prepared in Spanish for publication in Argentina 10 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 6 — ALLOWANCES AND CERTAIN PROVISIONS

	9.30.02	9.30.01
Included in assets

6.1. Allowance for doubtful accounts
a. Trade receivables
Balance at the beginning of the year	(25,507,428)	(17,215,248)
Effect of exchange and monetary variation (1)	(9,440,264)	—
Increase	(13,306,718)	(5,610,752)
Write-off of related receivable balances	2,428,009	1,399,991

Balance at the end of the period	(45,826,401)	(21,426,009)

b. Other current receivables
Balance at the beginning of the year	(13,865,494)	(15,793,920)
Effect of exchange and monetary variation (1)	(3,592,069)	—
Increase	(377,368)	(1,248,286)
Write-off of related receivable balances	8,473,047	4,399,698

Balance at the end of the period	(9,361,884)	(12,642,508)

c. Other non-current receivables
Balance at the beginning of the year	(46,886,285)	(20,298,787)
Effect of exchange and monetary variation (1)	25,802,882	—
Increase	(27,708,739)	—
Write-off of related receivable balances	—	5,440,011

Balance at the end of the period	(48,792,142)	(14,858,776)

6.2. Allowance for inventory obsolescence
Balance at the beginning of the year	(37,694,843)	(34,283,628)
Effect of exchange and monetary variation (1)	19,609,986	—
Increase	(91,891,877)	(10,525,639)
Write-off of inventories	69,664,920	2,990,393

Balance at the end of the period	(40,311,814)	(41,818,874)

6.3. Allowance for risk fund
Balance at the beginning of the year	(1,588,832)	—
Effect of exchange and monetary variation (1)	1,803,993	—
Increase	(2,015,161)	(811,162)

Balance at the end of the period	(1,800,000)	(811,162)

Included in liabilities
6.4. Allowance for lawsuits and contingencies
Balance at the beginning of the year	68,398,208	52,955,878
Effect of exchange and monetary variation (1)	326,698	—
Increase	7,643,273	19,768,083
Decrease	(8,503,059)	(12,683,805)

Balance at the end of the period	67,865,120	60,040,156

(1) Includes translation difference of foreign subsidiaries, exchange differences and gain/(loss) on exposure to inflation.

Free translation from the original prepared in Spanish for publication in Argentina 11 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 7 — CONSOLIDATED EXPENSES

                                                                   Financial income
                                                                      (expenses)
                                                                  and holding gains
                                                                    (losses), net(1)
                                                                ------------------------      Other
                     Manufacturing  Selling    Administrative   Generated   Generated by    income and     Total at       Total at
      Items            expenses     expenses      expenses      by assets   liabilities      expenses       9.30.02        9.30.01
-------------------- ------------- ----------  --------------   ---------   ------------    ----------   -----------    ------------
Administrators,
 Directors and
 Surveillance
 Committee’s
 members fees                   -            -    5,611,333               -              -           -     5,611,333      5,095,534
Fees and
 compensations for
 services             140,104,610   35,903,835   41,049,635               -              -           -   217,058,080    232,065,364
Payroll and social
 security             311,682,069   26,870,803   68,734,298               -              -           -   407,287,170    304,029,581
Maintenance expenses   70,147,895            -            -               -              -           -    70,147,895     54,271,231
Depreciation of
 property, plant and
 equipment, i
 nvestments and
 intangible assets    166,169,740            -    3,816,615               -              -     185,047   170,171,402    165,601,736
Absorption of
 capital surplus on
 technical appraisal
 of fixed assets      (15,865,842)           -            -               -              -           -   (15,865,842)   (15,865,842)
Sales expenses and
 sales commissions              -  221,052,067           -                -              -           -   221,052,067     91,838,541
Lawsuits                        -            -    7,643,273               -              -           -     7,643,273     19,768,083
Gain (loss) on
 exposure to
 inflation                                                    1,523,147,441   (970,355,879)               52,791,562              -
Interest                        -            -            -     (23,138,010)    36,953,017           -    13,815,007      6,438,634
Exchange rate                   -            -            -  (1,595,460,510) 1,089,798,030           -  (505,662,480)    85,302,245
Holding (losses)
 gains on inventory             -            -            -       1,494,459              -           -     1,494,459        (55,089)
Other financial
 results                        -            -            -       3,071,322    (22,617,511)          -   (19,546,189)     1,711,993
Commissions and bank
 expenses                       -            -       97,318               -        448,659           -       545,977      3,100,604
Taxes, tariffs and
 contributions          5,042,041      479,065   25,118,531               -      4,549,508           -    35,189,145     16,639,615
Income from sundry
 sales                          -            -            -               -              -   2,222,024     2,222,024       (516,869)
Doubtful accounts               -   13,306,718            -               -              -  28,086,107    41,392,825      6,859,038
Risk fund                       -            -            -               -              -   2,015,161     2,015,161        811,162
Inventories
 obsolescense          91,891,877            -            -               -              -           -    91,891,877     10,525,639
Others                130,968,798    9,060,194   52,534,450               -              -   1,617,639   194,181,081    135,613,847
                      -----------  -----------  -----------   -------------  -------------  ---------- -------------  -------------
Total at 09.30.2002   900,141,188  306,672,682  204,605,453     (90,885,298)   138,775,824  34,125,978 1,493,435,827              -
                      ===========  ===========  ===========   =============  =============  ========== =============  =============
Total at 09.30.2001   651,514,596  177,163,156  184,156,780      28,795,493     67,798,363  13,806,659             -  1,123,235,047
                      ===========  ===========  ===========   =============  =============  ========== =============  =============
(1) The net financial assets and liabilities amounted to $ 47,890,526 at September 30, 2002 and to $ 96,593,856 at September 30, 2001. Amounts included between brackets represent credits.

Free translation from the original prepared in Spanish for publication in Argentina 12 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 8 — SUPPLEMENTARY INFORMATION

The composition of items as of September 30, 2002 and September 30, 2001 is as follows:

8.1. Shares held in companies

Companies	Amount	Participaction	Book value

		%	9.30.02	9.30.01

			$
Tubos de Acero de Mexico S.A. (1)	150,300,900	43.83	1,678,653,963	929,375,953
Dalmine S.p.A. (2)	543,589,009	47.00	471,435,950	244,269,223
Siderar S.A.I.C			—	134,900,315
Metalcentro S.A	192	48.00	11,084,001	14,580,499
Condusid C.A	400,000	20.00	8,467,960	8,672,697
Shares held by Confab Industrial S.A. in other companies			1,243,891	1,238,232
Tenaris Connections Limited	20	33.33	18,306,754	4,667,346
Compania Afianzadora de Empresas Siderurgicas
S.G.R	108,000	11.11	132,250	238,950
Lomond Holdings B.V	600	25.00	764,203	117,017
Information Systems and Technologies N.V	230	25.00	12,809	12,713

Total			2,190,101,781	1,338,072,945

 (1) The value of the holding at the rate in force at 9.30.2002 amounts to $ 948,720,132 (Mexican pesos
       17.7 per share). Includes 9,700,000 shares held by Sidtam Limited and 140,600,900 shares held by Siderca International A.p.S.

(2) The value of the holding at the rate in force at 9.30.2002 amounts to $ 240,615,808 (Euro 0.12 per share).

8.2. Earnings (losses) related to investee companies

	9.30.02	9.30.01

	$	$
a. Equity in earnings (losses) of investee companies
Tubos de Acero de Mexico S.A	152,200,477	79,889,501
Dalmine S.p.A	11,030,294	13,589,527
Siderar S.A.I.C	—	(10,846,533)
Metalcentro S.A	2,882,892	3,084,889
Tenaris Connections Limited	9,094,977	2,247,400
Other investments	1,828,687	1,587,384

	177,037,327	89,552,168
b. Other results from investments
Confab Industrial S.A. (negative goodwill amortization)	7,600,371	11,400,557
Tubos de Acero de Mexico S.A. (negative goodwill amortization)	7,807,388	—

	15,407,759	11,400,557

Total earnings related to investee companies	192,445,086	100,952,725

Free translation from the original prepared in Spanish for publication in Argentina 13 Siderca Sociedad Anónima Industrial y Comercial Notes to the Consolidated Financial Statements (Contd.)

NOTE 8 — SUPPLEMENTARY INFORMATION (Contd.)

8.3. Transactions with investee companies and related parties

	9.30.02	9.30.01

a) Transactions with investee companies
Sales and sundry services
Sales	252,008,401	103,629,633

	252,008,401	103,629,633

Purchases and services received
Inputs	151,559,011	155,983,659
Services	42,674,400	108,888,338

	194,233,411	264,871,997

b) Transactions with related parties (1)

Revenue
Sales and sundry services	1,285,830,797	434,203,138

Purchases and services received
Inputs	96,862,747	8,768,786
Property, plants and equipment	8,652,197	29,813,367
Services	109,773,899	127,815,574

	215,288,843	166,397,727

Total transactions with investee companies and related parties

Sales and sundry services	1,537,839,198	537,832,771
Purchases and services received	409,522,254	431,269,724

(1)   Related companies not included in the classification defined by Argentine Corporations Law.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Notes to the Consolidated Financial Statements (Contd.)

NOTE 8 — SUPPLEMENTARY INFORMATION (Contd.)

8.4. Information about segments and geographical areas

Siderca S.A.I.C. and its subsidiaries mainly operate in two market segments: seamless steel tubes and welded steel tubes.

These segments were determined based on the types of products manufactured and sold within each segment. The results of each segment are evaluated based on the net sales. In addition, Siderca S.A.I.C. and its subsidiaries generate sales in various geographical areas.

a) Net sales by market segments

Net sales	9.30.02 $	9.30.01 $
Seamless steel tubes	2,408,523,871	1,635,144,433
Welded steel tubes	1,223,646,725	533,772,506
Other	299,197,549	152,551,109

	3,931,368,145	2,321,468,048

b) Net sales by geographical areas

Net sales	9.30.02 $	9.30.01 $
Argentina	642,982,519	801,867,127
Rest of South America	1,514,027,779	467,602,744
United States, Canada and Mexico	375,089,848	277,471,472
Asia	1,165,373,999	634,000,433
Other countries	233,894,000	140,526,272

	3,931,368,145	2,321,468,048

Siderca Sociedad Anónima Industrial y Comercial
Office: Av. Leandro N. Alem 1067 — Buenos Aires

Financial Statements for the nine-month period ended September 30, 2002

Contents
Financial Statements as of September 30, 2002 Balance Sheet Statement of Income Statement of Changes in Shareholders’ Equity Statement of Cash Flows Notes and Exhibits

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Balance Sheet
as of September 30, 2002
(Expressed in Argentine pesos)

================================================================================
                                                    9.30.02        9.30.01
                                             --------------------------------

ASSETS
CURRENT ASSETS
Cash and banks                                    58,244,561      10,792,409
Short-term investments (Exhibit D)
                                                 169,230,934     123,497,637
Trade receivables (Note 3.1.)                    526,312,337     473,952,489

Other receivables (Note 3.2.)                    178,647,023      94,953,693

Inventories (Exhibit F)                          442,262,672     273,708,173
                                             --------------------------------
Total Current Assets                           1,374,697,527     976,904,401
                                             --------------------------------

NON-CURRENT ASSETS
Other receivables (Note 3.3.)
                                                  54,744,058      78,525,659
Long-term investments (Note 3.4.)              2,743,200,565   1,562,405,379

Property, plant and equipment (Exhibit A)      1,245,458,961   1,342,897,722

Intangible assets (Exhibit B)                     30,818,197      26,317,973
                                             --------------------------------
Total Non-Current Assets                       4,074,221,781   3,010,146,733

                                             --------------------------------
Total                                          5,448,919,308   3,987,051,134
================================================================================

===============================================================================
                                                    9.30.02         9.30.01
                                               -------------------------------
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 3.5.)                        328,783,494    217,136,843
Short-term financial debt (Note 3.6.)               266,809,560    302,222,996
Taxes, payroll and social security payable          283,702,389     66,088,336
  (Note 3.7.)
Other debt (Note 3.8.)                               15,209,815     22,296,719
                                               -------------------------------
Total Current Liabilities                           894,505,258    607,744,894
                                               -------------------------------
NON-CURRENT LIABILITIES

Long-term financial debt                                173,920      1,064,757

Taxes, payroll and social security payable           20,773,228     17,080,589
  (Note 2.9.)
Other debt                                           13,800,704      9,028,529
Allowance for lawsuits and contingencies             33,008,003     30,969,504
  (Exhibit E)
Other liabilities (Note 6.3.)                                 -     11,400,559
                                               -------------------------------
Total Non-Current Liabilities                        67,755,855     69,543,938
                                               -------------------------------
Subtotal                                            962,261,113    677,288,832

SHAREHOLDERS’ EQUITY (see related statement)      4,486,658,195  3,309,762,302
                                               -------------------------------
Total                                             5,448,919,308  3,987,051,134
===============================================================================
The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements are an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Statement of Income
for the nine month period ended September 30, 2002
(Expressed in Argentine pesos)

	9.30.02	9.30.01

Net sales	1,734,491,299	1,236,168,128
Cost of sales (Exhibit F)	(726,031,375)	(791,290,445)

Gross profit	1,008,459,924	444,877,683
Selling expenses (Exhibit H)	(143,094,902)	(87,861,446)
Administrative expenses (Exhibit H)	(107,139,432)	(115,441,785)

Total operating income for the period	758,225,590	241,574,452
Financial income (expenses) and holding gains (losses), net (Exhibit H)	(997,192)	(8,796,891)
Other income and expenses, net (Exhibit H)	(39,690,821)	(5,590,742)
Results of investments in subsidiary and investee companies (Note 5)
From interest in subsidiary and investee companies	273,050,150	95,030,708
Other results from investments	(3,260,793)	629,656
Effect of translation into pesos of financial statements in
foreign currency net of the effect of gain (loss) on
exposure to inflation (Note 2.4 and 5)	707,979,497	—

Income before income tax	1,695,306,431	322,847,183
Income tax (Note 2.12.)	(182,000,000)	(48,923,906)

Net income for the period	1,513,306,431	273,923,277

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements are an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Statement of Changes in Shareholders’ Equity
for the nine month period ended September 30, 2002
(Expressed in Argentine pesos)

=========================================================================================================================
                                                                            Capital
                                                                            Surplus
                                               Shareholders’         on technical
                                                  Capital                   appraisal               RETAINED EARNINGS
-------------------------------------------------------------------------------------------------------------------------
               Item                 Capital     Adjustments    Subtotal     Property,       Legal      Reserve for
                                     stock      to capital                  plant and      reserve        future
                                                                            equipment                    dividends

-------------------------------------------------------------------------------------------------------------------------
Balances at the beginning
  of the year                    1,000,000,000  1,307,370,887 2,307,370,887  108,016,093  248,264,286    131,682,478

Distributions approved by
  Shareholders’ Ordinary
  Meeting held on
  July 24, 2001 to:

    Cash dividens

    Appropiation decided by
      Chairman of Board to
      welfare projects

  Fundacion Hermanos Agustin y
    Enrique Rocca

Distributions approved by
  Shareholders’ Ordinary
  Meeting held on
  April 29, 2002 to:

  Legal reserve                                                                            15,520,327

  Contribution to welfare
    projects

  Contributios to social
    assistance emergency
    program

  Fundacion Hermanos Agustin y
    Enrique Rocca

  Reserve for future dividends                                                                           297,555,050

Distribution approved by
  Resolution of Board of
  Directors dated
  July 25, 2002

  Cash dividens                                                                                         (185,024,343)

Technical accounting reserves

Absorption due to amortization                                            (15,865,842)
  for the period

Net income as per statement
  of income
-------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2002   1,000,000,000  1,307,370,887 2,307,370,887   92,150,251  263,784,613    244,213,185
-------------------------------------------------------------------------------------------------------------------------
Balances at September 30, 2001   1,000,000,000  1,307,370,887 2,307,370,887  113,304,707  248,264,286    332,957,793
=========================================================================================================================

=================================================================================================
                             RETAINED EARNINGS
-------------------------------------------------------------------------------------------------
               Item                Other       Unappropriated       Total of         Total of
                                  retained    retained earnings  shareholders’    shareholders’
                                  earnings                         equity at        equity at
                                                                     9.30.02          9.30.01
-------------------------------------------------------------------------------------------------
Balances at the beginning
  of the year                     65,832,828       327,456,627    3,188,623,199    3,164,763,617

Distributions approved by
  Shareholders’ Ordinary
  Meeting held on
  July 24, 2001 to:

    Cash dividens                                                                   (110,625,000)

    Appropiation decided by
      Chairman of Board to
      welfare projects                                                                (1,770,000)

  Fundacion Hermanos Agustin y
    Enrique Rocca                                                                       (663,750)

Distributions approved by
  Shareholders’ Ordinary
  Meeting held on
  April 29, 2002 to:

  Legal reserve                                    (15,520,327)

  Contribution to welfare                           (2,212,500)      (2,212,500)
    projects

  Contributios to social
    assistance emergency
    program                                        (11,062,500)     (11,062,500)

  Fundacion Hermanos Agustin y
    Enrique Rocca                                   (1,106,250)      (1,106,250)

  Reserve for future dividends                    (297,555,050)

Distribution approved by
  Resolution of Board of
  Directors dated
  July 25, 2002

  Cash dividens                                                    (185,024,343)

Technical accounting reserves

Absorption due to amortization                                      (15,865,842)     (15,865,842)
  for the period

Net income as per statement                      1,513,306,431    1,513,306,431      273,923,277
  of income
---------------------------------------------------------------------------------------------------
Balances at September 30, 2002    65,832,828     1,513,306,431    4,486,658,195                -
---------------------------------------------------------------------------------------------------
Balances at September 30, 2001    65,832,828       242,031,801                -     3,309,762,302
===================================================================================================
The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements are an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Statement of Cash Flows
for the nine month period ended September 30, 2002
(Expressed in Argentine pesos)

	9.30.02	9.30.01

CHANGES IN CASH FLOWS
Cash at the beginning of the year (1)	71,411,754	12,729,108
Increase in cash flows	156,063,741	121,560,938

Cash at the end of the period (1)	227,475,495	134,290,046

CASH PROVIDED BY OPERATIONS
Net income for the period	1,513,306,431	273,923,277
Adjustment to reconcile net income to net cash provided by operating activities:
Expenses which do not require cash flows
Depreciation of property, plant and equipment (net of amortization of
capital surplus on technical appraisal)	116,867,846	118,466,750
Amortization of intangible assets	3,816,615	5,160,214
Depreciation of investment in property	185,047	185,047
Amortization of negative goodwill	(7,600,371)	(11,400,557)
Results of investments in subsidiary and investee companies	(273,050,150)	(95,030,708)
Effect of translation into pesos of financial statements in foreign
currency net of the effect of gain (loss) on exposure to inflation	(707,979,497)	—
Allowance for doubtful accounts	25,158,430	4,442,098
Allowance for lawsuits and contingencies	1,729,036	—
Allowance for inventories obsolescence	68,964,417	5,232,560

Sub-total cash provided by operations	741,397,804	300,978,681

Other operating variations
Distribution resolved by Meeting of Shareholders	(14,381,250)	(2,433,750)
Net (increase) decrease in assets
Trade receivables	(110,401,180)	99,083,332
Inventories	(197,582,445)	(7,817,232)
Other receivables and other investments	(81,518,144)	(16,850,729)
Trust funds	(198,321,769)	—
Receivables from subsidiary and investee companies	(79,263,835)	(7,277,198)
Net increase (decrease) in liabilities
Accounts payable	(8,112,830)	(2,775,021)
Taxes, payroll and social security payable	240,276,491	22,620,087
Other debts	1,260,029	3,955,521
Debt owed to subsidiary and investee companies	55,318,817	(4,552,783)
Interest accrued	6,253,852	1,756,951
Allowance for lawsuits and contingencies	(2,198,005)	(3,436,327)
Dividends received from subsidiary and investee companies	26,058,333	4,360,074

Sub-total other operating changes	(362,611,936)	86,632,925

Total cash provided by operations - Carried forward	378,785,868	387,611,606

Free translation from the original prepared in Spanish for publication in Argentina 19 Siderca Sociedad Anónima Industrial y Comercial Statement of Cash Flows (Expressed in Argentine pesos)

	9.30.02	9.30.01

CASH PROVIDED BY OPERATIONS (Contd.)
Brought forward	378,785,868	387,611,606

CASH USED IN INVESTMENT ACTIVITIES
Net increase in property, plant and equipment	(55,140,811)	(66,849,606)
Net increase in intangible assets	(7,785,136)	(20,964,798)
Net increase in investments in other companies	—	(190,980)

Cash used in investment activities	(62,925,947)	(88,005,384)

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES
Dividends paid	(185,024,343)	(110,625,000)
Increase in financial debt	375,416,653	149,258,589
Decrease in financial debt	(350,188,490)	(216,678,873)

Cash used in by financing activities	(159,796,180)	(178,045,284)

Increase in cash flows	156,063,741	121,560,938

(1) Cash and banks plus current investments.

The accompanying notes 1 to 13, exhibits A, B, C, D, E, F, G, H and I and consolidated financial statements are an integral part of these financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Notes to the Financial Statements
as of September 30, 2002
(Expressed in Argentine pesos)

NOTE 1 – COMPANY INFORMATION

Siderca Sociedad Anónima Industrial y Comercial was formed in 1948 as a corporation (Sociedad Anónima) under the laws of Argentina which, together with its subsidiaries and affiliated companies, is principally engaged in the business of manufacturing and selling steel pipe, primarily for use in the oil and gas industry, as well as other commercial and industrial applications.

The Company lists its shares on the Buenos Aires Stock Exchange. Furthermore, it is registered with the Securities and Exchange Commission (SEC) and lists its ADS (American Depositary Shares) on the New York Stock Exchange (NYSE) in the United States of America.

NOTE 2 – BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the requirements of the General Resolution No. 368/01 and its amendments of the National Securities Commission of Argentina.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control bodies, the restatement of financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in line with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the recognition of the effects of inflation in these financial statements was resumed. To this end, the Company has followed the restatement method established by Technical Pronouncement No. 6 of the FACPCE, considering that accounting values restated according to changes in the purchasing power of the currency until August 31, 1995, as well as those values of items originating between that date and December 31, 2001, have been stated in the currency value as of the latter date.

The following items have been jointly disclosed under “Financial and holding results”, in the Statement of Income for the period:

a. Financial results.
b. Other holding results generated during the period.
c. Gain/(loss) on exposure to inflation.

Balances as of September 30, 2001 disclosed in these financial statements stem from the restatement of the financial statement figures at that date in the currency value as of September 30, 2002.

The financial statements at and for the nine month period ended September 30, 2002 and September 30, 2001 where subject to a limited review. Company’s management considers that they include all the necessary adjustments to present fairly the results for each period. Operating results for the nine month period ended September 30, 2002 and September 30, 2001 are not necessarily indicative of the proportional results for the full year.

Free translation from the original prepared in Spanish for publication in Argentina 21 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 2 - BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

The valuation criteria applied to the financial statements are as follows:

2.1. Assets and liabilities denominated in foreign currency

Valued in local currency at appropriate buy or sell exchange rates existing at period-end, plus any financial income accrued through that date.

2.2. Assets and liabilities in pesos with restatement and/or interest clauses

Stated at values corresponding to their period-end market value, plus the financial income accrued through that date.

2.3. Inventories

Inventories are valued on the following bases:

—

Finished products and goods in process: at replacement cost; the general practice applied is absorption costing (which includes allocation of indirect manufacturing costs, general manufacturing costs and amortization for purposes of inventory valuation).

—	Raw materials, supplies and goods in transit: at period-end replacement cost.

The valuation of the inventories taken as a whole does not exceed their net realizable value.

2.4. Long-term investments in subsidiary and investee companies

Long-term investments in subsidiary and investee companies are valued at their proportional equity value based on the respective financial statements mentioned in Exhibit C.

The necessary adjustments have been made to unify the main criteria followed by subsidiary and related companies valued by the equity method to those criteria adopted by Siderca S.A.I.C..

The criteria established in Technical Pronouncement No.13 issued by the Argentine Federation of Professional Councils in Economic Sciences have been followed for the determination of the proportional equity value of those companies issuing their financial statements in foreign currency, which have been translated into pesos using the exchange rates in force at the corresponding closing date. In view of the taking effect of inflation adjustment, the Company charged translation differences from financial statements prepared in currencies other than the Argentine peso to results for the period, net of the effect of gain (loss) on exposure to inflation, in conformity with professional accounting standards in effect in Argentina. As from the current year, given the significant impact of the devaluation of the Argentine peso, and in order to avoid distorting the results of Investments in Companies because of such fluctuations, the Company has decided to charged the translation differences on the statement of income under the heading of “Effect of translation into pesos of financial statements in foreign currency net of the effect of gain (loss) on exposure to inflation”.

Free translation from the original prepared in Spanish for publication in Argentina 22 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.4. Long-term investments in subsidiary and investee companies (Contd.)

As from the year ended December 31, 2001 investments in subsidiaries and related companies have been valued by the equity method, taking as a basis the corresponding financial statements of those companies for a date coinciding with that of the Company’s closing date.

For comparison purposes the pertinent retroactive adjustments have been made to the figures shown for the financial statements at September 30, 2001.

2.5. Other investments

a) Risk Fund - Compania Afianzadora de Empresas Siderurgicas S.G.R.

The caption Risk Fund corresponds to the percentage held by Siderca S.A.I.C. in the risk fund, based on the percentage of contributions made by the participating partners of the Reciprocal Covenant Company and the value of the fund at the end of the period (see Exhibit D).

b) Investments in property

Investments in property have been valued at restated cost less the corresponding accumulated depreciation. Depreciation has been computed by the straight-line method, on the basis of estimated useful lives.

The rate of depreciation is considered appropriate based on the estimated useful lives of related assets.

2.6. Property, plant and equipment

Property, plant and equipment have been valued at restated cost less the corresponding accumulated depreciation. Depreciation has been computed by the straight-line method on the basis of estimated useful lives.

The Company elected to use an option allowed by the National Securities Commission regulations and recorded as cost the values resulting from a technical appraisal carried out as of March 31, 1985, with subsequent inflation restatements through September 30, 2002.

The absorption of capital surplus on technical appraisal of property, plant and equipment corresponding to the period’s depreciation of related assets is included as a reduction of “Cost of sales” in the accompanying statement of income.

The rate of depreciation is considered appropriate in relation to the estimated useful lives of related assets.

The valuation of the property, plant and equipment, taken as a whole, does not exceed net realizable value.

Free translation from the original prepared in Spanish for publication in Argentina 23 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.7. Maintenance expenses

Ordinary maintenance expenses are recorded as cost of sales in the period in which they are incurred.

The largest disbursements for special maintenance expenses, undertaken to maintain the productive capacity of industrial facilities, are incurred during the annual plant repair and are accrued on a quarterly basis over the course of the financial period and accounted for as a cost of sales.

Costs of major improvements to property, plant and equipment are capitalized and depreciated over the estimated useful lives of such assets.

2.8. Intangible assets

a) Information systems

Investments related to the development, acquisition and implementation of information systems, mainly for the administration, finance and commercial areas have been recorded at restated cost and are amortized on a straight-line basis over a period of three years upon completion of installation.

b) Licenses and patents

Consists of technology transfer agreements related to the manufacturing of steel and seamless steel tubes along with the respective licenses relating to such technology. These assets have been valued at restated cost and are amortized on a straight-line basis over the 15 year term of the contract.

2.9. Payroll and social security

Since August 1, 1995, the Company has maintained a retirement benefit plan for certain officers. Since that date, the related obligation is being accrued based on the remaining years of employment of the beneficiary participants. At period end, the resulting liability is reflected as non-current “Payroll and social security” in the accompanying balance sheets as no current liability existed at that date.

Furthermore, the Company maintains insurance policies with a savings clause, which can be used to cover these benefits, either partially or in full.

Free translation from the original prepared in Spanish for publication in Argentina 24 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Contd.)

2.10. Allowance for lawsuits and contingencies

The Company is involved in litigation, which arises in the ordinary course of business. Based upon the advice of legal counsel, the Company believes that the amount provided reasonably covers the risks of lawsuits and other contingencies.

2.11 Sherholders’ Equity

The Shareholders’ Equity account activity has been restated following the guidelines detailed in Note 2.

The “capital stock” account has been stated at its historical face value. The difference between the capital stock stated in constant currency and the capital stock stated at its historical face value has been disclosed in the “capital adjustment” account, in the Shareholders’ Equity.

2.12. Income tax and tax on minimum notional income

a) Income tax

The income tax provision was recorded in accordance with current tax regulations.

b) Tax on minimum notional income

As of September 30, 2002, the total of tax credits for minimum notional income generated in prior years was applied towards payment of income tax for the year.

2.13. Recovery value of assets

The Board of Directors believes that the valuation of the assets, taken as a whole, does not exceed net realizable value.

2.14. Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions. Actual results may differ from these estimates.

2.15 . Revenue recognition:

Revenues are recognized on an accrual basis upon delivery to customers and related party resellers, to the extent that contractual terms result in the passage of title. The Company’s sales are presented net of sales terms (taxes, freight, insurance and witholding on exports). Additionally, the Argentine government reimburses manufactures for certain taxes included in the cost of exported products. The Company’s revenues include the amount of such reimbursement.

Free translation from the original prepared in Spanish for publication in Argentina 25 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 3 - BALANCE SHEET COMPOSITION

	9.30.02	9.30.01
ASSETS
CURRENT ASSETS
3.1. TRADE RECEIVABLES
Current accounts	84,406,593	134,299,792
Notes receivable	112,047,277	61,171,811
Reimbursements and draw-backs	39,188,601	18,904,616
Subsidiary and investee companies	135,526,710	83,665,756
Related parties	194,809,580	192,510,267
Allowance for doubtful accounts	(39,666,424)	(16,599,753)

	526,312,337	473,952,489

3.2. OTHER RECEIVABLES
Employee advances and loans	6,888,772	13,212,798
Tax credits V.A.T	4,497,757	1,884,393
Subsidiary and investee companies	121,406,793	46,163,994
Related parties	26,261,261	3,454,865
Government entities	--	15,073,163
Miscellaneous	28,030,856	20,156,457
Allowance for doubtful accounts	(8,438,416)	(4,991,977)

	178,647,023	94,953,693

NON-CURRENT ASSETS
3.3. OTHER RECEIVABLES
Tax credits - Tax on minimum notional income and other tax credits	684,352	16,981,420
Employee advances and loans	9,874,774	20,874,838
Government entities	43,068,247	22,014,375
Subsidiary and investee companies	11,284,000	15,296,055
Miscellaneous	21,432,685	3,358,971
Allowance for doubtful accounts	(31,600,000)	--

	54,744,058	78,525,659

3.4. INVESTMENTS
As detailed in Exhibit C	2,365,281,617	1,529,805,156
As detailed in Exhibit D	377,918,948	32,600,223

	2,743,200,565	1,562,405,379

Free translation from the original prepared in Spanish for publication in Argentina 26 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 3 - BALANCE SHEET COMPOSITION (Contd.) Changes in investments in companies as detailed in Exhibit C and the corresponding results were as follows:

Results of investments in subsidiary and investee companies (Note 5)	273,050,150	95,030,708
Effect of translation into pesos of financial statements in foreign
currency, net of the effect of gain (loss) on exposure to inflation	707,979,497	--
Dividend received in cash from Siat S.A	(5,394,144)	--
Dividend received in cash from Confab Industrial S.A	(20,664,189)	(4,360,074)
Sale of shares in Lomond Holdings B.V	--	(39,301)
Capital contributions in Information Systems and Technologies N.V	--	28,833
Capital contributions in Compania Afianzadora de Empresas Siderurgicas S.G.R
	--	44,250
Capital contributions in Lomond Holdings B.V	--	157,198

	954,971,314	90,861,614

LIABILITIES
CURRENT LIABILITIES
3.5. ACCOUNTS PAYABLE
Trade payables	158,198,720	154,517,199
Subsidiary and investee companies	122,767,169	54,305,206
Related parties	47,817,605	8,314,438

	328,783,494	217,136,843

3.6. SHORT-TERM FINANCIAL DEBT
Ordinary	6,502,107	3,138,564
Subsidiary and investee companies	--	34,345,076
Notes payable	260,307,453	264,739,356

	266,809,560	302,222,996

3.7. TAXES, PAYROLL AND SOCIAL SECURITY PAYABLE
Payroll and social security	24,330,925	43,382,519
Taxes payable	259,371,464	22,705,817

	283,702,389	66,088,336

3.8. OTHER DEBT
Costumers’ advances	1,809,244	5,752,549
Subsidiary and investee companies	1,150,058	--
Miscellaneous	12,250,513	16,544,170

	15,209,815	22,296,719

Free translation from the original prepared in Spanish for publication in Argentina 27 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 4 - CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES: MATURITIES AND INTEREST RATES

                                                   Between 3   Between 6     Between 9   Between 1
                                      Up to           and        and           and          and
                                     3 months      6 months    9 months     12 months     2 years
                                   --------------------------------------------------------------------
Past due
Trade receivables with fixed rate   14,452,675             -            -             -             -
                                   --------------------------------------------------------------------
Total receivables past due          14,452,675             -            -             -             -
                                   ====================================================================
Not yet due
Deposits in bank with fixed rate   169,230,934             -            -             -             -
Trade receivables with fixed rate   85,967,958     2,918,631                                        -
Trade receivables without rate     380,918,049    30,553,303   10,173,338     1,328,383             -
Other receivables with fixed rate   72,735,474       745,564      617,893       601,216    25,819,487
Other receivables without rate     103,946,876             -            -             -    21,432,684
                                   --------------------------------------------------------------------
Total receivables and
  investments not yet due          812,799,291    34,217,498   10,791,231     1,929,599    47,252,171
                                   ====================================================================
Not yet due
Trade payable without rate         328,783,494             -            -             -             -
Bank and Financial debt with
fixed rate                         263,336,135        51,045       51,045        51,045       173,920
Bank and Financial debt without      3,320,290             -            -             -             -
rate
Taxes, payroll, salaries and
  social security payable
  without rate                     101,702,389            -   182,000,000             -             -
Other debt without rate             15,209,815                          -             -     1,150,057
                                   --------------------------------------------------------------------
Total liabilities not yet due      712,352,123        51,045  182,051,045        51,045     1,323,977
                                   ====================================================================

                                    Between 2    Between 3
                                      and            and          Over 4        Total
                                     3 years       4 years        years
                                   --------------------------------------------------------
Past due
Trade receivables with fixed rate            -             -             -      14,452,675
                                   --------------------------------------------------------
Total receivables past due                   -             -             -      14,452,675
                                   ========================================================
Not yet due
Deposits in bank with fixed rate             -             -             -     169,230,934
Trade receivables with fixed rate            -             -             -      88,886,589
Trade receivables without rate               -             -             -     422,973,073
Other receivables with fixed rate    1,875,368     1,248,978     4,367,541     108,011,521
Other receivables without rate               -             -             -     125,379,560
                                   --------------------------------------------------------
Total receivables and
  investments not yet due            1,875,368     1,248,978     4,367,541     914,481,677
                                   ========================================================
Not yet due
Trade payable without rate                   -             -             -     328,783,494
Bank and Financial debt with
fixed rate                                   -             -             -     263,663,190
Bank and Financial debt without              -             -             -       3,320,290
rate
Taxes, payroll, salaries and
  social security payable
  without rate                               -             -    20,773,228     304,475,617
Other debt without rate              1,150,057     1,150,057    10,350,533      29,010,519
                                   --------------------------------------------------------
Total liabilities not yet due        1,150,057     1,150,057    31,123,761     929,253,110
                                   ========================================================

Notes:
—	There was no Financial Debt past due at September 30, 2002.
—	Interest rates are prevailing international market rates.

Free translation from the original prepared in Spanish for publication in Argentina 28 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 5 - RESULTS OF INVESTMENTS IN SUBSIDIARY AND INVESTEE COMPANIES

	9.30.02	9.30.01

Results of investments in subsidiary and investee companies
Subsidiaries
Metalmecanica S.A	10,801,794	14,057,099
Siat S.A	29,857,137	23,458,746
Scrapservice S.A	(1,490,513)	(1,458,376)
Siderca International A.p.S	158,755,150	82,526,372
Confab Industrial S.A	40,546,812	(12,265,186)
NKKTUBES K.K	21,016,631	(3,896,777)
Algoma Tubes Inc.	441,147	(3,325,047)
Texas Pipe Threaders Co.	(684,564)	(139,264)

Sub-total	259,243,594	98,957,567

Investee companies
Information Systems and Technologies N.V	(3,924)	(16,120)
Condusid C.A	1,152,314	1,604,386
Lomond Holdings B.V	680,297	(881)
Metalcentro S.A	2,882,892	3,084,889
Siderar S.A.I.C	--	(10,846,533)
Tenaris Connections Limited	9,094,977	2,247,400

Sub-total	13,806,556	(3,926,859)

Results of interests in subsidiary and investee companies	273,050,150	95,030,708

Other results from investments
Confab Industrial S.A. (negative goodwill amortization)	7,600,371	11,400,557
Other	(10,861,164)	(10,770,901)

Other results from investments	(3,260,793)	629,656

Effect of translation into pesos
of financial statements in foreign currency:
Confab Industrial S.A	6,274,788
NKKTUBES K.K	19,842,133
Algoma Tubes Inc.	(1,267,245)
Texas Pipe Threaders Co.	6,133,889
Siderca International A.p.S	674,676,610
Other companies	2,319,322

Translation results	707,979,497

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIES

Free translation from the original prepared in Spanish for publication in Argentina 29 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

6.1. Participation of Siderca International A.p.S. in Tubos de Acero de Mexico S.A.

Tubos de Acero de Mexico S.A. holds an indirect interest in Siderurgica del Orinoco (“Sidor”) through its interest in Consorcio Siderurgia Amazonia (“Amazonia”) giving Siderca S.A.I.C. a 4.33% effective interest in Sidor. Tubos de Acero de Mexico S.A. reported that Sidor and Amazonia are not in compliance with certain contractual provisions (compliance with certain financial indices and interest payments) related to debt assumed, which is subscribed to by the Venezuelan Investments Fund and other creditor banks, possibly resulting in acceleration of debt maturities and a partial or full reduction of the value of Tubos de Acero de Mexico S.A.‘s investment in Amazonia. Net assets of Tubos de Acero de Mexico S.A. amount to US$ 20.2 million (including a provision for US$ 15.0 million).

6.2. Investment in Dalmine S.p.A.

In June 1998, British Steel plc (“British Steel”) and Dalmine S.p.A. (“Dalmine”) were sued by a consortium led by BHP Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

The products sold were valued at 1.9 million British pounds (“GBP”) and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP’s product liability claim against Dalmine remained outstanding.

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP will be determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, and Dalmine now intends to petition the court of appeals for leave to appeal the trial court’s judgment.

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIE (Contd.)

6.2. Investment in Dalmine S.p.A. (Contd.)

Free translation from the original prepared in Spanish for publication in Argentina 30 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline. BHP has indicated that it will also seek damages of approximately GBP39 million to cover investigation and related costs and approximately GBP140 million to cover the cost of deferred revenues assessed by reference to the prevailing oil price at the day of judgment. Subsequent to the court’s judgment in favor, BHP BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP35 million, including interest of GBP7 million to cover the cost of replacing the pipeline.

An agreement was reached on July 31, 2002, between BHP and Dalmine SpA with respect to the “interim award”. Dalmine agreed to pay BHP EUR 23 million (GBP15 million) as a total “interim award”.

The final determination with respect to the legitimacy and quantification of damages, which is expected to be handed down during the next year.

On August 5, 2002, the Court of Appeal granted Dalmine permission to appeal the judgment of the Commercial Court. The appeal will be heard and the relevant judgement will be issued by the Court of Appeal during the next year.

Dalmine created a provision in the amount of EUR45 million (USD41 million) to account for potential losses as a result of BHP’s lawsuit, which had a substantial adverse effect on its earnings for the last year. The amount of this provision relates mostly to BHP’s claim for direct damages of approximately GBP35 million incurred to replace the damaged pipeline. Because the proceedings for the determination of damages have not been substantially completed, Dalmine is not currently in the condition to make an estimate of the possible pay in excess of the amount currently accrued in its financial statements as of June 30, 2002.

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV (“Tenet”) -the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized- believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. (“Fintecna”) on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP’s lawsuit against Dalmine.

If Dalmine were required to pay damages to BHP substantially in excess of its provisions of EUR45 million (including consequential damages or deferred revenues) and damages were not reimbursed to Dalmine by Fintecna, Dalmine’s results of operations and financial condition would be further materially and adversely affected.

NOTE 6 - SUBSIDIARY AND INVESTEE COMPANIE (Contd.)

6.3. Acquisition of shares in Confab Industrial S.A. - Negative goodwill

Free translation from the original prepared in Spanish for publication in Argentina 31 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

On August 3, 1999, Siderca S.A.I.C. acquired 99.22% of the ordinary voting stock of Confab Industrial S.A., representing 38.99% of the capital stock of that company.

The difference between the equity value at the acquisition date and the cost of the investment has been recorded as a negative goodwill which will be amortized on a straight line basis over three years. The net book value of the goodwill as of September 30, 2002 has been fully amortized. The net book value as of September 30, 2001 amounted to $ 11,400,559 and has been disclosed under Other Liabilities. The amortization of goodwill during the period ended September 30, 2002 and the period ended September 30, 2001 led to a decrease in its value of $ 7,600,371 and $ 11,400,557 respectively, a gain that was allocated to the Results for the period, under “Other results of investments”.

6.4. Operations with subsidiaries, investee companies and related parties

The strong export activity of Siderca S.A.I.C. and that of its related companies Tubos de Acero de Mexico S.A. and Dalmine S.p.A. are channeled through the commercial network of its related company Abeluz S.A. and its subsidiaries and non-exclusive export agency contracts.

In addition, the members of Tenaris Group (mainly Dalmine S.p.A., Tubos de Acero de Mexico S.A. and Siderca S.A.I.C.) have entered into various reciprocal purchase contracts for tubes for sale in their respective local markets.

Additionally, this group of companies has implemented “just in time” programs and other services based on the companies in the Abeluz S.A. commercial network, which operates in more than 20 countries.

The above-mentioned operations are shown jointly with the remaining activities carried out with subsidiaries, investee companies and related parties as follows:

	9.30.02	9.30.01

	$	$

Sales and sundry services (see Exhibit I)	772,903,090	467,071,339
Interest and sundry commissions (see Exhibit I)	9,650,042	1,827,923
Purchases and services received (see Exhibit I)	390,597,483	215,350,805

Free translation from the original prepared in Spanish for publication in Argentina 32 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 7 - TRUST FUNDS

The Company decided to allocate part of its available funds held abroad to a trust with the purpose of securing the financial requirements for the normal development of its operations.

These funds have been valued at the amount arising from the statement of account issued by the trustee (US$ 97,706,044) at the rate of exchange in force at the end of the period. Exchange differences arising out of fluctuations between the Argentine peso and the US dollar have been charged to Financial and holding results, net of the income tax attributable to them.

NOTE 8 - FINANCIAL HEDGES

The Company regularly enters into financial hedges to limit the fluctuations in the rate of exchange of currencies other than the US dollar, interest rates on its bank and financial debt and the price of certain raw material used in production processes. The results generated by these operations are recognized and disclosed over the term of the corresponding contracts.

NOTE 9 - SUBSEQUENT EVENTS

On September 13, 2002, Tenaris S.A. (Luxemburg), a wholly-owned of Sidertubes S.A. (Luxemburg), announced that it was seeking approvals from the regulatory authorities in Argentina, Mexico, Italy and the United States to make an offer to exchange its shares and ADSs for shares and ADSs of Siderca and Tamsa and shares of Dalmine. At the same time it is seeking authorization to list its ordinary shares on the Buenos Aires, Mexican and Milan stock exchanges and its ADSs on the New York Stock Exchange.

Tenaris’s goals in the proposed transaction include increasing the visibility of the Tenaris steel pipe business, aligning the interests of all shareholders across Siderca, Tamsa and Dalmine, generating further management and operating synergies and providing a more attractive investment opportunity in the steel pipe sector with a view to enhancing its global competitive standing and opportunities for future growth.

On October 18, 2002 Sidertubes S.A. of Luxemburgo has informed us that it has transfer to Tenaris S.A. 519,578,214 Class A shares of Siderca S.A.I.C., representing 51.96% of the capital stock and voting right. Also, Tenaris S.A., through its subsidiary Invertub S.A. owns an additional 19.21% of the capital stock and voting rights of Siderca S.A.I.C.. Under Argentine Corporation Law, Tenaris owns 71.17% of capital stock and voting rights of Siderca S.A.I.C..

Being Tenaris S.A. of Luxemburgo a subsidiary of Sidertubes S.A. de Luxemburgo, the change in the controlling shareholder does not imply a change in the control of the Company.

No other events, situations or circumstances other than those publicly known have taken place that have had or might have a significant impact on the net worth or economic and financial situation of the Company.

Free translation from the original prepared in Spanish for publication in Argentina 33 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 10 - RESTRICTIONS TO THE DISTRIBUTION OF EARNINGS

In accordance with the Corporations Law, the Company’s statutes and Rules of the National Securities Commission, 5% of the profit for the year must be appropriated to a Legal reserve until such reserve reaches 20% of restated capital.

NOTE 11 - CONTINGENCIES

a) Tax contingency

On December 18, 2000 the AFIP-Direccion General Impositiva (Argentine tax authority) notified the Company of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under the terms of Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of $ 52,128,192 in tax and surcharges (value restated as of September 30, 2002).

On the basis of information from the Company’s tax advisors, the Company believes that the ultimate resolution of this matter will not result in any material obligation.

b) Sundry contingencies

At September 30, 2002 and 2001 contingencies for which the Company may be liable are as follows:

	9.30.02	9.30.01

	$	$
Third party assets held by the Company	3,890,755	1,231,349

Documents discounted	--	2,677,342

Guarantees granted to third parties	92,031,399	65,506,209

NOTE 12 - ARGENTINE ECONOMIC CONTEXT

The financial statements have been prepared as indicated in Note 2.

The sudden changes in economic regulations, the impact generated by devaluation, with a significat effect on the prices of goods and services, and the fact that price indices reflect these effects only partially, gradually registering them in the future, added to the uncertainty regarding many economic measures that are still in the process of being defined, could all affect the estimates made by the Company, so that the interpretation of these financial statements should bear in mind these exceptional circumstances.

Free translation from the original prepared in Spanish for publication in Argentina 34 Siderca Sociedad Anónima Industrial y Comercial Notes to the Financial Statements (Cont.)

NOTE 13 - CAPITAL STOCK

Shareholders’ Equity at September 30, 2002 amounted to $ 4,486,658,195 and outstanding capital at that date was $ 1,000,000,000, so that the proportional value of each unit of stock with a par value of $1 was $ 4.49. The listed price at September 30, 2002 was $ 6.24 (six pesos and twenty four cents) per share, equivalent to 139% of equity value.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Property, Plant and Equiptment
(Expressed in Argentine pesos)

Exhibit A

======================================================================================

                              Values at
                            the beginning
   Main account              of the year     Increases   Decreases  Reclassifications
--------------------------------------------------------------------------------------
Land, buildings and             46,902,524            -           -      891,513
improvements
Plant and production         5,748,073,232            -           -    8,311,243
equipment
Vehicles                        62,015,786    1,705,549     361,076      129,463
Furniture and fixtures          64,933,583            -           -      159,400
Work in progress                55,215,325   42,249,874           -    2,677,508
Machinery and equipment in       5,120,986    8,106,356           -  (12,169,127)
transit
Advances to suppliers            2,402,965      682,539           -            -
                            ----------------------------------------------------------
Subtotal                     5,984,664,401   52,744,318     361,076            -
                            ----------------------------------------------------------
Spare parts and equipment        1,059,040    8,960,615   6,203,046            -
                            ----------------------------------------------------------
Total at September 30, 2002  5,985,723,441   61,704,933   6,564,122            -
Total at September 30, 2001  5,896,087,104   86,729,467  19,879,861            -
======================================================================================

======================================================================================================================
                                                        DEPRECIATION
                                          -----------------------------------------
                               Values at      Accumulated               Accumulated
                                 the            at the       For the         at            Net book       Net book
                              end of the      beginning of   period      the end of         value           value
   Main account                 period         the year       (1)        the period       at 09.30.02     at 09.30.01
----------------------------------------------------------------------------------------------------------------------
Land, buildings and             47,794,037     12,762,738      145,779     12,908,517      34,885,520       31,747,441
improvements
Plant and production         5,756,384,475  4,533,092,823  129,313,728  4,662,406,551   1,093,977,924    1,227,998,408
equipment
Vehicles                        63,489,722     55,331,063    2,039,793     57,370,856       6,118,866        6,351,899
Furniture and fixtures          65,092,983     61,484,979    1,234,388     62,719,367       2,373,616        3,900,345
Work in progress               100,142,707              -            -              -     100,142,707       67,474,179
Machinery and equipment in       1,058,215              -            -              -       1,058,215        1,537,141
transit
Advances to suppliers            3,085,504              -            -              -       3,085,504          644,167
                           -------------------------------------------------------------------------------------------
Subtotal                     6,037,047,643  4,662,671,603  132,733,688  4,795,405,291    1,241,642,352   1,339,653,580
                           -------------------------------------------------------------------------------------------
Spare parts and equipment        3,816,609              -            -              -       3,816,609        3,244,142
                           -------------------------------------------------------------------------------------------
Total at September 30, 2002  6,040,864,252  4,662,671,603  132,733,688  4,795,405,291   1,245,458,961                -
Total at September 30, 2001  5,962,936,710  4,485,706,396  134,332,592  4,620,038,988               -    1,342,897,722
======================================================================================================================
(1) See Exhibit H to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Intangible Assets
(Expressed in Argentine pesos)

Exhibit B

=============================================================================================

                                      Values at                                  Values at
                                         the                                     the end
                                    beginning of                                 of  the
Main account and characteristics      the year      Increases     Transfers       period
--------------------------------------------------------------------------------------------
Information Systems Projects         16,160,175             -     2,781,466     18,941,641
Information Systems Projects in
  progress                           10,150,058     7,785,136    (2,781,466)    15,153,728
License and patents                  14,750,001             -         -         14,750,001
                                    --------------------------------------------------------
Total at September 30, 2002          41,060,234     7,785,136         -         48,845,370
                                    ========================================================
 Total at September 30, 2001         18,019,151    20,964,798         -         38,983,949
=============================================================================================

======================================================================================================
                                                    AMORTIZATION
                                    --------------------------------------------
                                     Accumulated at    For the   Accumulated at     Book        Book
                                     the beginning     period      the end of     value at    value at
Main account and characteristics      of the year        (1)       the period     09.30.02    09.30.01
------------------------------------------------------------------------------------------------------
Information Systems Projects          12,489,726     3,079,116    15,568,842     3,372,799   4,690,100
Information Systems Projects in
  progress                                 -             -            -         15,153,728   8,352,871
License and patents                    1,720,832       737,499     2,458,331    12,291,670  13,275,002
                                    ------------------------------------------------------------------
Total at September 30, 2002           14,210,558     3,816,615    18,027,173    30,818,197           -
                                    ==================================================================
 Total at September 30, 2001           7,505,763     5,160,214    12,665,976             -  26,317,973
======================================================================================================
(1) See Exhibit H to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Long-Term Investments
Securities and Participations in Other Companies
(Expressed in Argentine pesos)

Exhibit C - 1

==================================================================================================
                                                                            09.30.02
                                                            --------------------------------------

    Type of security                   Issuer                     Class            Par value
--------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Investees and subsidiaries
Subsidiaries
Shares                        Siderca International A.p.S.    Ordinary 1 vote         1,000  (1)
Shares                        Siat S.A.                       Ordinary 1 vote             1
Shares                        Confab Industrial S.A.          Ordinary 1 vote       Non-par value
Shares                        Metalmecanica S.A.              Ordinary 1 vote             1
Shares                        NKKTUBES K.K.                   Ordinary 1 vote        50,000  (2)
Shares                        Scrapservice S.A.               Ordinary “A” 1 vote         1
                                                              Ordinary “B” 1 vote         1
Shares                        Texas Pipe Threaders Co.        Ordinary 1 vote             1  (4)
Shares                        Algoma Tubes Inc.               Ordinary 1 vote           100  (3)
Investee companies
Shares                        Metalcentro S.A.                Ordinary 1 vote             1
Shares                        Condusid C.A.                   Ordinary 1 vote         1,000  (5)
Shares                        Tenaris Connections Limited     Ordinary 1 vote         1,000
Shares                        Lomond Holdings B.V.            Ordinary 1 vote             1
                              Compania Afianzadora de
Shares                         Empresas Siderurgicas S.G.R.   Ordinary 1 vote             1
Shares                        Information Systems and
                               Technologies N.V.              Ordinary 1 vote            48
Shares                         Siderar S.A.I.C.               Ordinary 1 vote
Others
  Adjustments and
    elimination of
    intercompany inventory
    transactions

Total
==================================================================================================

==========================================================================================================

                                                    09.30.02                                   09.30.01
                                -------------------------------------------------------- ----------------
                                              Adjusted      Proportionate
    Type of security               Number       cost        equity value     Book value       Book value
----------------------------------------------------------------------------------------------------------
NON-CURRENT INVESTMENTS
Investees and subsidiaries
Subsidiaries
Shares                           1,928,825   876,964,176   1,872,633,575   1,872,633,575    1,028,727,653
Shares                          28,000,000   180,189,016     153,251,476     153,251,476      123,907,381
Shares                          42,266,884    96,220,145     153,892,556     153,892,556      102,543,512
Shares                              77,028    19,381,500      54,374,256      54,374,256       55,661,051
Shares                                 816    34,584,855      67,652,026      67,652,026       26,525,078
Shares                           5,815,705
                                 5,587,638    25,230,733      25,414,509      25,414,509       26,570,112
Shares                               3,000     9,613,313      14,956,316      14,956,316        8,940,600
Shares                              16,000     2,030,898      (2,810,359)     (2,810,359)      (2,780,902)
Investee companies
Shares                                 192     5,304,444      11,084,001      11,084,001       14,580,499
Shares                             400,000     4,727,143       8,467,960       8,467,960        8,672,697
Shares                                  20     1,029,085      18,306,754      18,306,754        4,667,346
Shares                                 600       117,987         764,203         764,203          117,017

Shares                              20,000        44,250               -          44,250           44,250
Shares
                                       230        28,833          12,809          12,809           12,713
Shares                                                                 -               -      134,900,315
Others
  Adjustments and
    elimination of
    intercompany inventory
    transactions                                       -     (12,762,715)    (12,762,715)      (3,284,166)
                                --------------------------------------------------------------------------
Total                                      1,253,466,287   2,365,237,367   2,365,281,617    1,529,805,156
==========================================================================================================

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Long-Term Investments
Securities and Participations in Other Companies
(Expressed in Argentine pesos)

Exhibit C - 2

==============================================================================================================
                                                                   Information on the issuer
                                                        ------------------------------------------------------
   Type of security           Issuer                                    Main activity
--------------------------------------------------------------------------------------------------------------
NON-CURRENT
  INVESTMENTS
Investees and
  subsidiaries
Subsidiaries
Shares                 Metalmecanica S.A.               Manufacture, recovery and trading of steel
                                                          products, including elements for oil extraction

Shares                 Siat S.A.                        Manufacture of pipes, tubes and conduits of all
                                                          types for all uses, including all branches of
                                                          metallurgy, steel and plastic industries and
                                                          related industrial activities

Shares                 NKKTUBES K.K.                    Manufacture and sale of seamless steel tubes
                                                          and related commercial activities
Shares                 Scrapservice S.A.                Processing and sale of scrap

Shares                 Siderca International            Investment, finance and sales activities related
                         A.p.S.                           to iron and  steel

Shares                 Confab Industrial S.A.           Manufacture of capital goods

Shares                 Texas Pipe                       Commercialization of steel products
                         Threaders Co.

Shares                 Algoma Tubes Inc.                Manufacture and sale of seamless steel tubes and
                                                          related commercial activities Investee companies

Investee Companies

Shares                 Condusid C.A.                    Finishing and commercialization of steel pipes

Shares                 Metalcentro S.A.                 Purchase and sale, recovery and industrialization
                                                          of steel products

Shares                 Compania Afianzadora de          Granting of guarantees to member partners to
                         Empresas Siderurgicas            facilitate or provide access to loans for
                         S.G.R.                           the purchase of raw material manufactured
                                                          locally through the signing of contracts
                                                          regulated by Law No. 24467
Shares                 Lomond Holdings B.V.             Administration and financing of companies or
                                                          undertakings
                                                        Administration of intellectual and industrial
                                                          property rights

Shares                 Information Systems and          Presentation of IS development, advice, sale,
                         Technologies N.V.                planning and consultancy services

Shares                 Tenaris Connections              Sale and trading of all types of products, technical
                         Limited                          assistance, development and administration of
                                                          brands and patents
==============================================================================================================

==================================================================================================================================
                                                                             Information on the issuer
                                               -----------------------------------------------------------------------------------
                                                      Latest financial statements
                                           --------------------------------------------------------
                                                                                                           Date of  % participation
                                                         Capital                         Net equity        approval    in capital
Type of security         Issuer              Date         stock        Results            at close         by Board      stock
----------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT
  INVESTMENTS
Investees and
  subsidiaries
Subsidiaries
Shares            Metalmecanica S.A.       09.30.2002      10,552      14,796,979         74,485,282       11.05.2002 (8)   73.00

Shares            Siat S.A.                09.30.2002  40,000,000      42,828,650        218,930,680       11.01.2002 (8)   70.00

Shares            NKKTUBES K.K.            09.30.2002  47,670,722 (6)  (1,719,733)(6)    143,784,133 (6)   10.25.2002 (10)  51.00

Shares            Scrapservice S.A.        09.30.2002  15,239,000      (1,991,919)        33,963,903       11.05.2002 (8)   74.83

Shares            Siderca International
                    A.p.S.                 09.30.2002 910,058,968 (6) 152,680,058 (6)  1,944,673,112 (6)   11.05.2002 (8)  100.00

Shares            Confab Industrial S.A.   09.30.2002 167,148,059 (6) 121,047,437 (6)    423,910,877 (6)   10.31.2002 (8)   38.99

Shares            Texas Pipe
                    Threaders Co.          09.30.2002  22,191,908 (6)     262,571 (6)     15,598,175 (6)              (7)  100.00

Shares            Algoma Tubes Inc.        09.30.2002   6,911,628 (6)     551,432 (6)     (3,512,951)(6)   10.25.2002 (8)   80.00

Shares            Condusid C.A.            03.31.2002   4,962,600 (6)   7,496,675 (6)     42,339,799 (6)   05.15.2002 (9)   20.00

Shares            Metalcentro S.A.         09.30.2002         400       6,006,021         23,091,668       11.05.2002 (8)   48.00

Shares            Compania Afianzadora
                    de Empresas
                    Siderurgicas S.G.R.    09.30.2002     972,000      (3,323,771)           224,074       11.04.2002 (7)    2.06

Shares            Lomond Holdings B.V.     09.30.2002     763,657 (6)   2,721,202 (6)      3,056,817 (6)   10.18.2002 (8)   25.00

Shares            Information Systems
                    and Technologies N.V.  09.30.2002     160,091 (6)     (15,703)(6)         51,233 (6)   10.18.2002 (8)   25.00

Shares            Tenaris Connections
                    Limited                09.30.2002     174,301 (6)  27,287,653 (6)     54,925,751 (6)   11.04.2002 (8)   33.33
==================================================================================================================================

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Long-Term Investments
Securities and Participations in Other Companies
(Expressed in Argentine pesos)

Exhibit C - 3

Notes:
(1)	—	Values stated in Danish Kroner
(2)	—	Values stated in Yens
(3)	—	Values stated in Canadian Dollars
(4)	—	Values stated in U.S. Dollars
(5)	—	Values stated in Bolivares
(6)	—	Value stated at exchange rate existing as of September 30, 2002. (Argentine peso per unit: US$ 3.64; CAD 2.29493; (Y) 0.0298876; BOL 0.0024813; R$ 0.9583134)
(7)	—	Refer to a balance sheet of three months
(8)	—	Refer to a balance sheet of nine months
(9)	—	Correspond to an annual balance sheet
(10)	—	Correspond to a balance sheet of six months (1)

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Other Investments
(Expressed in Argentine pesos)

Exhibit D

================================================================================================================

                                         Balance at       Exchange                                   Balance at
                                       the beginning     differences                                 the end of
Main account and characteristics        of the year         (1)         Increases      Decreases     the period
----------------------------------------------------------------------------------------------------------------
CURRENT  INVESTMENTS
Time deposits                             5,280,987
Time deposits - related parties          37,122,905
                                       ------------
   Total current investments             42,403,892

NON-CURRENT INVESTMENTS
Deposits with insurance
 companies                               20,123,205      13,078,085                    21,175,023    12,026,267
Trust funds - Related parties           157,328,231     158,310,959     40,010,810                  355,650,000
Exporters Insurance Company Ltd.                                         1,164,800                    1,164,800
Risk fund Compania Afianzadora
 de Empresas Siderurgicas S.G.R.
  Contribution                            4,121,009      (2,258,406)       705,436                    2,568,039
  Allowance for doubtful accounts        (1,588,832)      1,803,993     (2,015,161)                  (1,800,000)
Property
  Land                                    4,948,024                                                   4,948,024
  Civil buildings                         8,240,755                                                   8,240,755
                                       -------------------------------------------------------------------------
   Total non - current investments      193,172,392     170,934,631     39,865,885     21,175,023   382,797,885
================================================================================================================

=================================================================================================================
                                                       DEPRECIATION
                                       --------------------------------------------
                                       Accumulated at                  Accumulated
                                       the beginning       For the    at the end of   Book value     Book value
Main account and characteristics        of the year      period (2)    the period    at 9.30.2002   at 9.30.2001
-----------------------------------------------------------------------------------------------------------------
CURRENT  INVESTMENTS
Time deposits                                                                       145,043,061       85,724,288
Time deposits - related parties                                                      24,187,873       37,773,349
                                                                                   ------------------------------
   Total current investments                                                        169,230,934      123,497,637
                                                                                   ------------------------------
NON-CURRENT INVESTMENTS
Deposits with insurance
 companies                                        -              -             -     12,026,267       20,999,344
Trust funds - Related parties                                                       355,650,000                -
Exporters Insurance Company Ltd.                                                      1,164,800                -
Risk fund Compania Afianzadora
 de Empresas Siderurgicas S.G.R.
  Contribution                                    -              -             -      2,568,039        3,855,469
  Allowance for doubtful accounts                 -              -             -     (1,800,000)        (811,162)
Property
  Land                                            -              -             -      4,948,024        4,948,024
  Civil buildings                         4,693,890        185,047     4,878,937      3,361,818        3,608,548
                                       --------------------------------------------------------------------------
  Total non - current investments         4,693,890        185,047     4,878,937    377,918,948       32,600,223
=================================================================================================================
(1) Includes exchange differences and gain /(loss) on exposure to inflation (2) See Exhibit H to the financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Allowance and Certain Provisions
(Expressed in Argentine pesos)

Exhibit E

================================================================================================================================
                                             Balance at the        Exchange        Increases     Decreases      Balance at the
       Main account                      beginning of the year  differences (1)       (2)           (3)        end of the period
--------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS
  Doubtful accounts                            20,187,872          9,400,507       10,369,066       291,021        39,666,424
  Other short-term doubtful accounts            4,991,977          3,446,439                -             -         8,438,416
  Other long-term doubtful accounts            29,868,750        (25,977,489)      27,708,739             -        31,600,000
  Inventory obsolescence                       31,070,812        (19,625,788)      88,590,205    65,239,675        34,795,554
  Risk fund                                     1,588,832         (1,803,993)       2,015,161             -         1,800,000
                                        ----------------------------------------------------------------------------------------
Total at September 30, 2002                    87,708,244        (34,560,325)     128,683,171    65,530,696       116,300,394
                                        ----------------------------------------------------------------------------------------
Total at September 30, 2001                    47,550,711                  -        9,674,658     2,353,359        54,872,010
                                        ----------------------------------------------------------------------------------------
INCLUDED IN LIABILITIES
  Lawsuits and contingencies (4)               33,476,972                  -        1,729,036     2,198,005        33,008,003
                                        ----------------------------------------------------------------------------------------
Total at September 30, 2002                    33,476,972                  -        1,729,036     2,198,005        33,008,003
                                        ----------------------------------------------------------------------------------------
Total at September 30, 2001                    34,405,831                  -                -     3,436,327        30,969,504
================================================================================================================================
(1) Includes exchange differences and gain /(loss) on exposure to inflation (2) See Exhibit H to the financial statements. (3) Utilization for the period. (4) See Note 2.10.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Cost of Sales
(Expressed in Argentine pesos)

Exhibit F

================================================================================================================================
                                                                     9.30.02                                9.30.01
                                                       -------------------------------         ---------------------------------
1) Inventory at the beginning of the year
    - Finished products                                 127,522,217                             86,892,769
    - Goods in process                                   73,920,667                             60,640,780
    - Raw materials                                      39,591,409                             29,100,382
    - Supplies                                           59,556,228                             76,876,474
    - Goods in transit                                   29,901,260                             11,199,418
    - Advances to suppliers                              14,223,676                              3,661,477
    - Allowance for inventory obsolescence              (31,070,812)       313,644,645         (19,643,953)        248,727,347
                                                       ------------                            -----------
2)  Purchases for the period                                               556,520,887                             466,570,862
3)  Manufacturing expenses (Exhibit H)                                     363,567,187                             349,645,320
                                                                         -------------                           -------------
Subtotal                                                                 1,233,732,719                           1,064,943,529

4)  Holding gain (loss) on inventories (Exhibit H)                         (65,438,672)                                 55,089
                                                                         -------------                           -------------
Subtotal                                                                 1,168,294,047                           1,064,998,618

5) Inventory at the end of the period
    - Finished products                                 112,612,623                            129,075,664
    - Goods in process                                  151,861,860                             54,717,081
    - Raw materials                                      68,895,161                             33,305,024
    - Supplies                                           82,358,991                             63,111,563
    - Goods in transit                                   32,773,040                             15,289,864
    - Advances to suppliers                              28,556,551                             10,678,096
    - Allowance for inventory obsolescence              (34,795,554)       442,262,672         (32,469,119)        273,708,173
                                                       -------------     -------------         -------------     -------------
Cost of sales                                                              726,031,375                             791,290,445
================================================================================================================================

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Assets and Liabilities in Foreign Currency
(Expressed in Argentine pesos)

Exhibit G - 1

==================================================================================================================
                                                                   9.30.02                             9.30.01
                                           ---------------------------------------------------- ------------------
                                            Foreign currency
                                           ------------------
                                                                 Exchange rate      Amount in        Amount in
                                             Type and amount       for 100 u.    local currency    local currency
                                           -----------------------------------------------------------------------
ASSETS
CURRENT ASSETS
CASH AND BANKS
  Cash and banks                           US$         900,742       364.0000       3,278,701         8,647,806
                                           EUR       2,073,299       359.2320       7,447,953
                                           CAD          65,339       229.4930         149,948                 -
INVESTMENTS
  Deposits in banks                        US$      34,830,108       364.0000     126,781,593        69,621,983
   Time Deposits - related parties         US$       6,645,020       364.0000      24,187,873        37,773,349
RECEIVABLES
  Trade receivables
      Ordinary                             US$      16,273,668       364.0000      59,236,150        95,115,510
                                           EUR         533,308       359.2320       1,915,813           417,218
                                         (pound)       222,259       570.8610       1,268,790                 -
                                           CAD       9,580,179       229.4930      21,985,840        38,767,064
      Allowance for doubtful accounts      US$     (10,897,369)      364.0000     (39,666,424)      (16,599,753)
      Subsidiary and investee companies    US$      21,211,180       364.0000      77,208,694        37,725,227
                                           EUR       5,938,581       359.2320      21,333,282         9,240,838
                                         (pound)       456,877       570.8610       2,608,133           478,714
                                           CAD      14,979,368       229.4930      34,376,601        36,220,977
      Related parties                      US$      53,519,115       364.0000     194,809,580       192,510,267
      Notes receivable                     US$      21,638,910       364.0000      78,765,632        61,171,811
                                           EUR.      9,264,666       359.2320      33,281,645                 -
      Reimbursements and draw-backs        US$       9,833,347       364.0000      35,793,383        11,428,299
                                           EUR         832,022       359.2320       2,988,889           221,538
                                         (pound)             -              -               -            37,535
                                           CAD         177,055       229.4930         406,329           247,096
  Others
      Miscellaneous                        US$       4,663,488       364.0000      16,975,096        12,492,733
      Subsidiary and investee companies    US$      33,353,515       364.0000     121,406,793        46,163,994
      Related parties                      US$       7,214,632       364.0000      26,261,261         3,454,865
                                                                                ----------------------------------
Total current assets                                                              852,801,555       645,137,071
                                                                                ----------------------------------
NON-CURRENT ASSETS
RECEIVABLES
      Subsidiary and investee companies    US$       3,100,000       364.0000      11,284,000        15,296,055
      Miscellaneous                        US$       1,373,658       364.0000       5,000,115        34,803,446
  Investments
      Trust funds                          US$      97,706,044       364.0000     355,650,000                 -
      Deposits in insurance  companies     US$       3,303,920       364.0000      12,026,267        20,999,344
                                                                                ----------------------------------
Total non-current assets                                                          383,960,382        71,098,845
                                                                                ----------------------------------
Total                                                                           1,236,761,937       716,235,916
==================================================================================================================

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Assets and Liabilities in Foreign Currency
(Expressed in Argentine pesos)

Exhibit G - 2

==================================================================================================================
                                                                   9.30.02                             9.30.01
                                           ---------------------------------------------------- ------------------
                                            Foreign currency
                                           ------------------
                                                                 Exchange rate      Amount in        Amount in
                                             Type and amount       for 100 u.    local currency    local currency
                                           -----------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES
PAYABLES
  Trade payables
  Ordinary                                  US$     29,411,838      374.0000       110,000,274        116,124,870
                                            EUR        353,299      369.1380         1,304,160          1,481,850
                                          (pound)            -         -                     -            526,752
                                            CAD          7,867      236.2090            18,583          2,926,049
                                            KWD              -         -                     -            135,994
                                            (Y)     20,939,814       3.07570           644,046                  -
  Subsidiary and investee companies         US$     18,502,099      374.0000        69,197,850         54,305,206
                                            EUR     10,028,626      369.1380        37,019,468                  -
  Related parties                           US$     12,785,456      374.0000        47,817,605          8,314,438
Banks and financial payables
  Ordinary                                  US$              -        -                      -          2,276,632
  Subsidiary and investee companies         US$              -        -                      -         34,345,076
  Notes payable                             US$     69,600,923      374.0000       260,307,453          3,263,223
                                            (Y)              -        -                      -        261,476,133
  Other payables                            US$        986,595      374.0000         3,689,865          5,743,665
                                            (Y)     37,391,736       3.07570         1,150,058            694,502
                                                                                   -------------------------------
Total current liabilities                                                          531,149,362        491,614,390
                                                                                   -------------------------------
NON-CURRENT LIABILITIES
PAYABLES
  Bank and financial payables               US$              -        -                      -          1,064,757
  Taxes, payroll, salaries and social
    security payable                        US$      6,154,185      374.0000        23,016,652                  -
  Other payables                            (Y)    448,701,239       3.07570        13,800,704          9,028,529
                                                                                   -------------------------------
Total non-current liabilities                                                       36,817,356         10,093,286
                                                                                   -------------------------------
Total                                                                              567,966,718        501,707,676
==================================================================================================================
US$: United States dollars;(pound): Sterling pounds; CAD: Canadian dollars;(Y): Yens; KWD: Kuwaiti dinars; EUR: European currency.

At September 30, 2002 the following commitments for term operations in foreign currency were outstanding:

— Sale transactions for the equivalent of US$ 20,207,269. — Purchase transactions for the equivalent of US$ 4,139,841.

The results generated by these transactions have been included under “Financial income (expenses) and holding gains (losses), net” during the life of the contract.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Information Required by Law No. 19550, Sect. 64, Sub-sect. b)
for the six month period ended September 30, 2002
(Expressed in Argentine pesos)

Exhibit H

===========================================================================================================================
                                                                                                     Financial income
                                                                                                  (expenses) and holding
                                                                                                  gains (loses), net (1)
                                                                                               ----------------------------
                                                Manufacturing      Selling    Administrative   Generated by   Generated by
                 Items                            expenses         expenses       expenses         assets      liabilities
---------------------------------------------------------------------------------------------------------------------------
Administrators, Directors and                             -                -        608,363               -             -
  Surveillance Committee’s members fees
Fees and compensations for services              30,667,076       26,585,359     21,132,350               -             -
Payroll and social security                     106,982,838       16,558,366     27,943,885               -             -
Dismissal indemnities                                     -                -      5,389,395               -             -
Maintenance expenses                             11,200,055                -              -               -             -
Property, plant and equipment,
  investments and intangible assets
  depreciation                                  132,733,688                -      3,816,615               -             -
Release of capital surplus on technical
  appraisal of Property, plant and
  equipment                                     (15,865,842)               -              -               -             -
Sales expenses and sales commissions                      -       81,643,345              -               -             -
Lawsuits                                                  -                -      1,729,036               -             -
Pension plan                                              -                -     14,981,347               -             -
Financial (income) expenses and holding
(gains) losses
  In pesos                                                -                -              -      (1,964,983)      117,697
  In foreign currency                                     -                -              -  (1,400,221,680   962,578,384
  Holding (gain) loss on inventories                      -                -              -      65,438,672             -
  Gain /(loss) on exposure to inflation                   -                -              -   1,223,816,244  (849,215,801)
  Commissions and bank expenses                           -                -              -               -       448,659
Taxes, tariffs and contributions                          -                -     22,210,481               -             -
Income from sundry sales                                  -                -              -               -             -
Doubtful accounts                                         -       10,369,066              -               -             -
Other doubtful accounts                                   -                -              -               -             -
Risk fund                                                 -                -              -               -             -
Inventory obsolescence                           88,590,205                -              -               -             -
Other expenses                                    9,259,167        7,938,766      9,327,960               -             -
                                               ----------------------------------------------------------------------------
Total at September 30, 2002                     363,567,187      143,094,902    107,139,432    (112,931,747)  113,928,939
Total at September 30, 2001                     349,645,320       87,861,446    115,441,785     (15,394,736)   24,191,627
===========================================================================================================================

==========================================================================================

                                             Other income     Total at       Total at
             Items                           and expenses     9.30.02         9.30.01
------------------------------------------------------------------------------------------
Administrators, Directors and                         -         608,363        506,663
  Surveillance Committee’s members fees
Fees and compensations for services                   -      78,384,785     95,093,737
Payroll and social security                           -     151,485,089    207,667,491
Dismissal indemnities                                 -       5,389,395      5,413,784
Maintenance expenses                                  -      11,200,055     15,216,462
Property, plant and equipment,
  investments and intangible assets
  depreciation                                  185,047     136,735,350    139,677,853
Release of capital surplus on technical
  appraisal of Property, plant and
  equipment                                           -     (15,865,842)   (15,865,842)
Sales expenses and sales commissions                  -      81,643,345     55,403,558
Lawsuits                                              -       1,729,036              -
Pension plan                                          -      14,981,347      1,309,174
Financial (income) expenses and holding
(gains) losses
  In pesos                                            -      (1,847,286)    (3,702,057)
  In foreign currency                                 -    (437,643,296)    12,329,466
  Holding (gain) loss on inventories                  -      65,438,672        (55,089)
  Gain /(loss) on exposure to inflation               -     374,600,443              -
  Commissions and bank expenses                       -         448,659        224,571
Taxes, tariffs and contributions                      -      22,210,481      8,608,809
Income from sundry sales                      2,222,024       2,222,024       (328,817)
Doubtful accounts                                     -      10,369,066      2,608,761
Other doubtful accounts                      27,708,739      27,708,739      1,022,175
Risk fund                                     2,015,161       2,015,161        811,162
Inventory obsolescence                                -      88,590,205      5,232,560
Other expenses                                7,559,850      34,085,743     36,161,763
                                            ----------------------------------------------
Total at September 30, 2002                  39,690,821     654,489,534              -
Total at September 30, 2001                   5,590,742               -    567,336,184
==========================================================================================
(1) The net financial assets and liabilities amounted to $ 997,192 at September 30, 2002 and to $ 8,796,891 at September 30, 2001. Amounts included between brackets represent income.

Free translation from the original prepared in Spanish for publication in Argentina

Siderca Sociedad Anónima Industrial y Comercial
Financial statements as of September 30, 2002
Operations with Subsidiaries, Investee Companies and related parties
(Expressed in Argentine pesos)

Exhibit I

	OPERATIONS (1)

Companies	Sales and various services provided	Interest and commissions	Purchases and various services received

SUBSIDIARIES
Metalmecanica S.A	4,590,943	(46,771)	744,185
Siat S.A	3,611,654	--	15,890,692
Texas Pipe Threaders Co.	--	--	368,072
Siderca International A.p.S	155,242	1,211,828	--
Confab Industrial S.A	8,112,550	1,808,936	1,960,351
Scrapservice S.A	1,217,633	--	35,040,594
Algoma Tubes Inc.	26,319,697	247,294	--

Subtotal	44,007,719	3,221,287	54,003,894

INVESTEE COMPANIES
Dalmine S.p.A. and subsidiaries	103,220,705	--	29,656,569
Metalcentro S.A	2,963,463	(23,384)	20,922,967
Socover S.A	32,646,542
Tubos de Acero de Mexico S.A	111,914,934	--	110,899,928
Lomond Holdings B.V	--	6,426,925
Tenaris Connections Limited	--	--	20,489,868

Subtotal	250,475,644	(23,384)	188,396,257

RELATED PARTIES (2)	478,419,727	6,452,139	148,197,332

Total at September 30, 2002	772,903,090	9,650,042	390,597,483
Total at September 30, 2001	467,071,339	1,827,923	215,350,805

(1) Operations were transacted at usual market prices. (2) Related companies not included in the classification defined by Argentine Corporations Law.

PRICEWATERHOUSECOOPERS[LOGO]

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2(degree) C1107AAF Ciudad de Buenos Aires Tel. (54-11) 4319-4600 Fax (54-11) 4315-6448 / 9

Free translation from the original prepared in Spanish for publication in Argentina (*)

REPORT ON LIMITED REVIEW
To the Members of the Surveillance Council of Siderca Sociedad Anonima Industrial y Comercial

1.	We have carried out a limited review of the balance sheet of Siderca Sociedad Anonima Industrial y Comercial as of September 30, 2002 and 2001, the related statements of income and of cash flows for the nine-month periods then ended, the statement of changes in shareholders’equity for the nine-month period ended September 30, 2002, and the notes 1 to 13 and exhibits A to I complementing them. Also, we have carried out a limited review of the consolidated financial statements of Siderca Sociedad Anonima Industrial y Comercial and its subsidiaries for the nine-month periods ended September 30, 2002 and 2001, which are presented as complementary information. The Company is responsible for the preparation of these financial statements.

2.	Our reviews were limited to the application of the procedures established in Technical Pronouncement N(degree) 7 of the Argentina Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquires made to Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. The scope of this review is substantially narrower than that of an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company’s financial position, on the results of operations or on the changes in its shareholders’equity or on the cash flows or on the consolidated financial statements.

3.	As mentioned in Note 2 and in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 415 of the National Securities Commission, the financial statements recognize the effects of inflation in Argentina as from January 1, 2002. Balances as of September 30, 2001, which are presented as comparative information, have been restated in constant currency as of September 30, 2002.

PRICEWATERHOUSECOOPERS[LOGO]

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2(degree) C1107AAF Ciudad de Buenos Aires Tel. (54-11) 4319-4600 Fax (54-11) 4315-6448 / 9

4.	Based on the work done and our examinations of the Company’s financial statements and consolidated financial statements for the fiscal year ended December 31, 2001, on which we issued our report on March 6, 2002, we report that the financial statements of Siderca Sociedad Anonima, Industrial y Comercial as of September 30, 2002 and 2001, and its consolidated financial statements consider all facts and circumstances which are known to us and we have no other observations to make regarding them.

5.	In accordance with current regulations we report that:

a)	the financial statements of Siderca Sociedad Anonima Industrial y Comercial and its consolidated financial statements are recorded on the “Inventory and Balance Sheet” book and comply with Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Siderca Sociedad Anonima Industrial y Comercial arise from accounting records carried in all formal aspects in conformity with legal requirements;

c)	we have read the summary of activity on which, as regards those matters that are within our competence, we have no observation to make;

d)	at September 30, 2002 liabilities of Siderca Sociedad Anonima Industrial y Comercial accrued in favor of the Integrated Pension and Survivor’s Benefit System according to the accounting records amounted to $ 2.793.421,69, none of which was claimable at that date.

Buenos Aires, November 7, 2002 PRICE WATERHOUSE & CO. by /s/ Daniel A. Lopez Lado Partner __________________________ Daniel A. Lopez Lado

(*)	The accounting and auditing standards referred to are those established in Argentina. The auditing standards closely approximate those established in the United State of America.